UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share (represented by American Depositary Shares)

(Title of Class of Securities)

528877103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS OceanLink Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,303,904
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,303,904
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,303,904
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.6%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 528877103	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER

LexinFintech Holdings Ltd. (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People’s Republic of China

ITEM 2(a).	NAME OF PERSONS FILING

This statement on Schedule 13G is being filed by OceanLink Partners Fund, LP, a Delaware limited partnership (the “Reporting Person”).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of the Reporting Person is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

ITEM 2(c).	CITIZENSHIP

The Reporting Person is a Delaware limited partnership.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, par value $0.0001 per share, of the Issuer (“Ordinary Shares”), represented by American depositary shares of the Issuer (“ADSs”).

ITEM 2(e).	CUSIP NUMBER

CUSIP number 528877103 has been assigned to the ADSs, which are quoted on The NASDAQ Global Market under the symbol “LX.” Each ADS represents two Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned by the Reporting Person: 12,303,904 Ordinary Shares.

(b)	Percent of class beneficially owned by the Reporting Person: 4.6%.

(c)	Number of shares as to which the Reporting Person has (i) the sole power to vote or direct the vote of: 12,303,904; (ii) the shared power to vote or to direct the vote of: 0; (iii) the sole power to dispose or to direct the disposal of: 12,303,904; and (iv) the shared power to dispose or to direct the disposal of: 0.

CUSIP No. 528877103	Page 4 of 5 Pages

The percentage of beneficial ownership reported herein, and on the Reporting Person’s cover page to this Schedule 13G, are based on a total of 269,119,024 Ordinary Shares issued and outstanding as of March 31, 2021, as reported in the most recent annual report of the Issuer on Form 20-F for its fiscal year ended December 31, 2020.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 528877103	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2022

OceanLink PARTNERS FUND, LP

By: OLP Capital Management Limited, its general partner

By:	/s/ Di Fan Shen
Di Fan Shen
Director